300 North LaSalle Chicago, Illinois 60654

Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

April 28, 2010

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Michelle Lacko
Amanda Ravitz

Re:	YRC Worldwide Inc.
Amendment No. 1 to Form S-3
Filed March 23, 2010
File No. 333-164877

Ladies and Gentlemen:

On behalf of YRC Worldwide Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter, dated April 27, 2010, from the staff of the Securities and Exchange Commission (the “Commission”) to Sheila K. Taylor, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-164877) (the “Registration Statement”). The Company has filed with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to the Registration Statement (the “Amendment”), including a revised Exhibit 5.1 and Exhibits 5.2 through 5.6. The responses below correspond to the captions and numbers of the staff’s comments, which are reproduced in their entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Registration Statement.

The Company’s responses are as follows:

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

April 28, 2010

General

1.	Confirm to us that the opinions will be filed on the date of effectiveness or delete the phrase “as in effect on the date hereof” from Exhibits 5.2, 5.3, 5.4, 5.5 and 5.6.

Response: The phrase “as in effect on the date hereof” in each of the Exhibit 5.2 through 5.6 opinions has been revised to “as in effect on the date on which the Registration Statement is declared effective by the SEC under the Securities Act.”

Exhibit 5.1

2.	We note your response to our prior comment 6; however please revise to state that your opinion is based on the laws of the State of Illinois or confirm to us that the Illinois Business Corporation Act of 1983 includes the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the state of Illinois.

Response: The Exhibit 5.1 opinion has been revised to state “the Illinois Business Corporation Act of 1983, including the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the State of Illinois.”

Exhibit 5.2

3.	Please delete all references to the Legal Opinion Accord (1991) of the Section of Business Law of the American Bar Association. Instead, revise to include all assumptions you made in rendering your opinion.

Response: The Exhibit 5.2 opinion has been revised to remove all references to the Legal Opinion Accord (1991) and does not include any additional assumptions.

Exhibit 5.4

4.	With respect to sentence (vi) on page 2, please limit this to federal regulatory agencies or delete. Similarly revise sentence (v) in Exhibits 5.5 and 5.6.

Response: The Exhibit 5.4, 5.5 and 5.6 opinions have been revised in response to the staff’s comment.

Securities and Exchange Commission

April 28, 2010

Exhibit 5.5

5.	Please delete sentence (C) on page 3 here and in Exhibit 5.6.

Response: The Exhibit 5.5 and 5.6 opinions have been revised in response to the staff’s comment.

*        *        *         *        *

Securities and Exchange Commission

April 28, 2010

The Company will include in its acceleration request of the effective date of the Registration Statement an acknowledgement of the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers, P.C.